Ms. Melissa Rocha

Office Chief

Office of Finance

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 6, 2020

Re:	CERES Coin LLC

Amendment No. 3 and 4 to Offering Statement on Form 1-A

File No. 024-11256

Dear Ms. Rocha:

Thank you for your comments of September 16, 2020 regarding the Offering Statement of CERES Coin LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 3 to Form 1-A filed August 24, 2020

Article IX Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Operating Results, page 100

1.	We note your revised disclosure on page 101 that since inception and through the date hereof, the Company has incurred expenses in excess of $250,000 compared to your financial statements beginning on page F-1/A, which indicate that the Company has incurred only $229,950 in expenses through December 31, 2019. Please explain and revise your disclosure as necessary.

The Company has amended the disclosure in the body of the Offering Circular to conform to the financial statements.

Article XIV Securities Being Offered, page 114

2.	We note your response to comment 4, as it relates to your accounting for the Coins, appears to rely on the guidance in ASC 480-10, which provides direction on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. In order to more fully understand your thought process in arriving at this guidance, please tell us if you believe the Coins have the general characteristics of a liability. In other words, tell us how you considered whether the Coins met the definition of a liability in paragraphs 35 to 40 of CON 6. In your response, please clarify for us whether coin purchasers will have a legal right to the cash transferred to the Company other than through the put option.

The Company has evaluated how the Coins have general characteristics of a liability. Its analysis is presented below:

We believe the applicable Company obligations relating to the Coins have the necessary characteristics of a liability as defined in paragraphs 35, 36, and 37 of the Statement of Financial Accounting Concepts No. 6 (“CON 6”). Paragraph 36 of CON 6 specifies that a liability has to have the following three essential characteristics (the “Paragraph 36 Characteristics”) and the Coins do have each of these characteristics:

a.       An applicable liability would constitute “a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand.” In terms of the Coin, when a coin is purchased, as required per the terms of the Coin Rights Agreement, all proceeds received by the Company from the sale of the Coins (other than all associated Transaction Fees earned by the Company) will be specifically segregated and reserved by the Company to facilitate a Buyback of such Coins. This is clearly a duty and responsibility as governed and outlined in the Coin Rights Agreement (Paragraph C of the Coin Rights Agreement: “The Company has agreed to be bound by all of the terms and conditions of, and will for so long as any Coin(s) are issued and outstanding be deemed a party to, this Agreement with respect to such Coin(s)).” This agreement most certainly entails a probable future transfer of assets on demand. As it relates to the Coins, each Coin holder has a put option to redeem some or all of the Coins held by a Coin holder, and if such option is exercised then ~~t~~he Company is compelled to implement a Buyback of the applicable Coins, with the Company withdrawing the necessary funds to complete such redemption utilizing the funds which were previously segregated and reserved by the Company for this purpose.

b.       An applicable liability would constitute a “duty or responsibility [which] obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice.” Paragraph C of the Coin Rights Agreement clearly states that the Company is bound by all of the terms and conditions contained in the Coin Rights Agreement (including, the Buyback obligation). The terms of the Coin Rights Agreement do not allow the Company to have any discretion which would allow the Company to avoid its Buyback obligation, and such payment must be paid by the Company to the Coin owner once such owner makes its demand to be repaid; and, therefore, this obligation satisfies the requirements for this Paragraph 36 characteristic.

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c.       The applicable liability would have to reflect “a transaction or other event obligating the entity has already happened.” The Coin Rights Agreement must be written and agreed to by the Company, such that it will be in effect and its terms binding on the Company, prior to the time any Coin is transferred by the Company to a Coin owner. Accordingly, the terms of the Coin Rights Agreement will be in effect prior to the time any Coin owner can make a Buyback election, and the obligations of the Company under the Coin Rights Agreement will be part of the consideration which each Coin owner receives when such owner advances its cash for the Coins; and, therefore, this obligation satisfies the requirements for this Paragraph 36 Characteristic.

Paragraph 36 of CON 6 also states that, “Liabilities commonly have other features that help identify them—for example, most liabilities require the obligated entity to pay cash to one or more identified other entities and are legally enforceable.” The Coin Rights Agreement is a legally enforceable document that requires the Company to pay cash to an entity or individual upon redemption of the Coins.

Paragraph 37 of CON6 further states, “Most liabilities stem from human inventions— such as financial instruments, contracts, and laws— that facilitate the functioning of a highly developed economy and are commonly embodied in legal obligations and rights (or the equivalent) with no existence apart from them.” The Company has created the Coin, as a digital financial instrument to facilitate operations of the cannabis economic marketplace.

3.	We note your response to comment 4 that the put option granted to the Coin owner, which is the mechanism for redemption, immediately indicates that treatment of the Coins as a liability is appropriate. In order to more fully understand this conclusion, please demonstrate to us why the put option makes the instrument mandatorily redeemable as defined in the glossary at ASC 480-10-20 as opposed to conditionally redeemable in which case one must assess at each reporting period to determine whether circumstances have changed such that the instrument meets the definition of a mandatorily redeemable instrument (i.e., the event is no longer conditional). Refer to ASC 480-10-25-5 through 25-7.

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The Company has evaluated the put option granted to Coin owners and the consistent treatment of the Coin as a liability. Its analysis is presented below:

According to FASB ASC 480-10-20, a Mandatorily Redeemable Financial Instrument is “any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.” In the case of the Coin, the Company has an unconditional obligation (which is set out in the Coin Rights Agreement) to redeem Coin by transferring cash to the Coin holders (subject to each Coin holder exercising its put option to redeem some or all of the Coins then held by any such holder, as set out in the Coin Rights Agreement). The Company believes that in the context of determining that this ASC is applicable, the “determinable date” for each Coin redemption is the date that the Coin holder notifies the Company that such holder is exercising its put option to redeem some or all of Coin. Additionally, due to the nature of the Coin and the use of Coin in the Company ecosystem, the value of the Coin comes from the certainty of the cash that backs it which makes it certain that the Coin will be redeemed. This is the most defensible, conservative treatment for the cash on the balance sheet from the sale of the Coins. That cash will always be treated as a liability/obligation to the Coin holder. The Company believes it would be inappropriate to account for the segregated cash (which collateralizes the Company’s obligation to redeem the Coins) as a conditionally redeemable financial instrument, because the Company will not recognize that it has an obligation to draw on the cash until the uncertainty of redemption resolves itself (which will only happen in each case when the Coin owner exercises its put option, and thereby triggers this obligation relative to those Coins which are the subject of such put option exercise).

4.	We note your response to comment 4, as it relates to your accounting for the Coins, that the Company intends to account for the Distributable Transaction Fees owed to the Coin holders as either an expense or a contra-revenue account. Please clarify which of these two options the Company plans to apply with reference to the specific accounting guidance relied upon to support your position.

The Company plans to account for the Distributable Transaction Fees owed to the Coin owners as a contra-revenue account, to be paid from Transaction Fees actually received by the Company. The Company will then account for the balance of the Transaction Fees received by the Company as revenues, in accordance with the May 2014 ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) issued by FASB. The compensation for Company’s services that fall within the scope of ASC 606, are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to applicable customers and Coin owner through the payment of Transaction Fees. In summary, the Distributable Transaction Fees paid to Coin owners will be accounted by the Company as a cost of revenue – a contra-revenue. The Company has relied on the guidance from ASC 606-10-32-25 to support its position; this ASC specifies that:

“Consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer). An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue.”

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5.	We note your response to comment 4 as it relates to your accounting for the Tokens. Please address the following:
•	Your response seems to indicate that you intend to account for the tokens as revenue in accordance with ASC 606. However, later in your response you state that FASB ASC 325-40-20 supports a conclusion that the Tokens would be a debt security. Please clarify whether you intend to account for the Tokens as revenue or as a debt security, including the specific accounting guidance relied upon to support your conclusion.
•	It appears from your disclosure that Token holders have certain rights in liquidation. Tell us how you these liquidation rights factored into your conclusions with respect to the accounting for the Tokens. In your response, clarify for us whether the liquidation rights are an indicator that an accounting treatment such as stock, preferred stock or liability would be appropriate.
•	To the extent you intend to account for the Tokens as revenue in accordance with ASC 606, please identify the customer(s) and the contract(s) as defined and contemplated in ASC 606. Reference is made to ASC Topic 606-10-25.
•	Tell us, in greater detail, why you believe contra-revenue is the most appropriate treatment for the cash flows / distributions owed to Token holders and provide the specific accounting guidance relied upon to support your conclusion.

The Company has evaluated the accounting of the Token. Its analysis is presented below addressing each item of this comment:

•	Your response seems to indicate that you intend to account for the tokens as revenue in accordance with ASC 606. However, later in your response you state that FASB ASC 325-40-20 supports a conclusion that the Tokens would be a debt security. Please clarify whether you intend to account for the Tokens as revenue or as a debt security, including the specific accounting guidance relied upon to support your conclusion.

After thorough analysis of the various accounting treatments for the sale of Tokens which initially included analysis of Tokens as equity interests in accordance with ASC 321, and subsequently to include analyzing whether to account for sale of the Tokens as revenue in accordance with ASC 606 or to account for the Tokens as a debt security in accordance with FASB ASC 325-40-20, the Company has now determined the most appropriate accounting treatment for the tokens is as preferred equity. This analysis included numerous calls with the accounting group from the Division of Corporate Finance at the SEC as well as consultation and review by the Company’s independent auditor as well as guidance from FASB. The most appropriate accounting treatment for the Tokens is an equity interest, and specifically preferred stock.

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ASC 321 defines an equity:

Any security representing an ownership interest in an entity (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, and call options) or dispose of (for example, put options) an ownership interest in an entity at fixed or determinable prices. The term equity security does not include any of the following:

a.	Written equity options (because they represent obligations of the writer, not investments)
b.	Cash-settled options on equity securities or options on equity-based indexes (because those instruments do not represent ownership interests in an entity)
c.	Convertible debt or preferred stock that by its terms either must be redeemed by the issuing entity or is redeemable at the option of the investor.

Pursuant to the Token Rights Agreement, the Token holders have a preferential distribution rights with regard to the Company’s Transaction Fees, and debt service payments on the Company’s Loans. In addition, the Token holders have limited voting rights, and specified liquidation rights, which are separate and distinct from the Company’s equity members. These are all elements of an equity interest, but because there are separate defined rights which only apply to the Token holders (and are different than the comparable right afforded to Company’s equity members), the Company believes that the most appropriate treatment for the Tokens is that they be treated as preferred stock.

ASC 505-10-20 defines Preferred Stock as “a security that has preferential rights compared to common stock.” The preferential rights for the token holders are defined and specified in the Token Rights Agreement.

•	It appears from your disclosure that Token holders have certain rights in liquidation. Tell us how you these liquidation rights factored into your conclusions with respect to the accounting for the Tokens. In your response, clarify for us whether the liquidation rights are an indicator that an accounting treatment such as stock, preferred stock or liability would be appropriate.

As described in the answer above, the preferential liquidation rights outlined in the Token Rights Agreement were one of the factors in the Company’s analysis that resulted in the Company determining that the most appropriate accounting treatment for the Tokens is that they be treated as preferred stock. Preferential rights are a key part of the definition of a Preferred Equity in ASC 505-10-20. Token holders do have preferential rights as specified in the Token Rights Agreement. The liquidation rights were just one of the indicators along with voting and distribution rights, that led the Company to determine that the most appropriate accounting treatment for the Tokens is that they be treated as preferred stock.

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•	To the extent you intend to account for the Tokens as revenue in accordance with ASC 606, please identify the customer(s) and the contract(s) as defined and contemplated in ASC 606. Reference is made to ASC Topic 606-10-25.

As described in the answer above, the Company has determined that the most appropriate accounting treatment for the Tokens is that they be treated as preferred stock.

•	Tell us, in greater detail, why you believe contra-revenue is the most appropriate treatment for the cash flows / distributions owed to Token holders and provide the specific accounting guidance relied upon to support your conclusion

The Company feels that contra-revenue treatment is most appropriate (compared with treatment as an expense) because in essence the Company has sold a portion of its revenue stream (less operating expense deductions) to investors – the Token holders. As such, reporting that revenue as belonging to the Company does not appear appropriate. Reporting revenues net, rather than gross, in this manner is also widely considered to be the more conservative accounting choice.

The Company relied on the following guidance from ASC 606-10-32-25 to support its position on treating the cash flows / distributions owed to Token holders as contra-revenue: “Consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer). An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue.”

Private Investment Agreements, page F-1

6.	We note your response to comment 10, and the fact that your conclusions are based in part on the fact that the Tokens do not exist as of the balance sheet date (i.e,. 12/31/19). In order to fully understand how you will account for the conversion option included in the Private Investment Agreements (“PIAs”), which could eventually include the option of converting into cash or Tokens, please provide us with a more detailed analysis of whether the conversion feature is an embedded derivative. In preparing your response, please address the following:
•	As it relates to the conversion feature, explain to us, in greater detail, what is meant by the phrase “mandatory one-time option” to convert to cash or tokens. In your response please explain how the conversion feature is designed to operate and the optionality that exists for the holder.

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•	Explain to us, in detail and with reference to the applicable accounting literature, how the conversion feature, which converts to Tokens, is clearly and closely related to the PIAs (which is a liability).
•	Provide us with a robust analysis of whether the separate instrument would meet the definition of a derivative under ASC 815-10-15-83, particularly focusing on whether the instrument provides for net settlement.

The Company has evaluated the PIAS as they relate to being an embedded derivative. Its analysis is presented below addressing each item of this comment:

•	As it relates to the conversion feature, explain to us, in greater detail, what is meant by the phrase “mandatory one-time option” to convert to cash or tokens. In your response lease explain how the conversion feature is designed to operate and the optionality that exists for the holder.

Article V Paragraph 1 of Offering Circular provides a detailed answer:

Each PIA holder will have the one-time option to convert their respective PIA, and all amounts then owed thereunder, into either cash or Tokens (of the same type as those made a part of the Offering) within fifteen (15) days from the later of the following (such date, the “Exercise Date”): (i) the date the Offering Statement has been fully qualified by the SEC and the Tokens are made available for public sale; or (ii) the date which is one (1) year and one (1) day from the date the respective PIA was purchased. Failure of a PIA holder to timely deliver the applicable exercise notice will automatically be deemed an election of such PIA holder to convert their respective PIA into Tokens.

To the extent a particular PIA is convertible into Tokens, all amounts owed thereunder will be converted into Tokens at a discounted per-Token price of approximately eighty percent (80%) from the then current Token price. All conversions of the PIAs will take place on such date and time as determined by the Board (such date, the “Conversion Date”), provided that such Conversion Date with respect to any PIA will not be more than thirty (30) days after the respective Exercise Date.

•	Explain to us, in detail and with reference to the applicable accounting literature, how the conversion feature, which converts to Tokens, is clearly and closely related to the PIAs (which is a liability)

Before referencing the applicable accounting literature which addresses this question, the Company would like the Staff to understand the following positions which the Company is taking so that the Company can analyze the “clearly and closely related” nature of the Tokens to the PIAs.

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In this context, the Company believes that:

•	The “host contract” is the PIA;

•	The “underlying” is the conversion option the PIA holder has under the Token Rights Agreement to convert its PIA into Tokens or cash.

The Company’s analysis begins with identifying the host contract and evaluating whether it is a debt or equity instrument. In this case, Accounting Standards Update (ASU) 2014-16 (entitled “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”) is instructive.

Section 815-15-25-17A discusses how to perform this evaluation, and specifically states:

“For a hybrid financial instrument issued in the form of a share, an entity shall determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances. That is, in determining the nature of the host contract, an entity shall consider the economic characteristics and risks of the entire hybrid financial instrument including the embedded derivative feature that is being evaluated for potential bifurcation. In evaluating the stated and implied substantive terms and features, the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host contract” [emphasis added].

Paragraph 17B goes on to clarify the guidance in Section 815-15-25-17A when it states:

The guidance in paragraph 815-15-25-17A relates to determining whether a host contract within a hybrid financial instrument issued in the form of a share is considered to be more akin to a debt instrument or more akin to an equity instrument for the purposes of evaluating one or more embedded derivative features for bifurcation under paragraph 815-15-25-1(a).

Here the ASC tells us to evaluate the economic characteristics of the financial instrument. Let’s take a look at the economic characteristics of the PIA:

1.	It does not entitle the holder to the residual profits of Ceres Coin, LLC;

2.	The PIAs are redeemable for cash.

It should be noted here that in Deloitte’s March 2018 publication, “Accounting and Financial Reporting Update — Interpretive Guidance on Financial Instruments,” they write “A legal-form debt instrument will typically be considered to be a debt host contract.”

The PIAs are written as a debt instrument. Accordingly, the facts and circumstances point towards considering the PIA as a host contract to be a debt host contract.

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ASC 815-15-25-51 discusses when you have a conversion feature embedded in a debt host contract:

The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) shall be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Subtopic [emphasis added]

The Company’s situation is slightly different than the example specified above in that the Company is considering the Tokens (the instrument which the PIAs can convert into), to be preferred equity rather than common stock. Notwithstanding that difference, the Company has determined that in accordance with ASC 815-15-25-51, the PIA (which is a debt host contract) is convertible into equity, and accordingly, the appropriate conclusion is that the conversion feature in the PIA is not clearly and closely related to the PIAs.

•	Provide us with a robust analysis of whether the separate instrument would meet the definition of a derivative under ASC 815-10-15-83, particularly focusing on whether the instrument provides for net settlement.

ASC 815-10-15-83 states the following:

A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.       Underlying, notional amount, payment provision (a payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner). The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.       One or more underlyings;

2.       One or more notional amounts or payment provisions or both.

b.       Initial net investment. The contract requires no initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.       Net Settlement. The contract can be settled net by any of the following means:

1.       Its terms implicitly or explicitly require or permit net settlement;

2.       It can readily be settled by a means outside the contract;

3.       It provides for delivery of an asset that puts the recipient not substantially different from net settlement.

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The Company has assessed each of these three requirements, and subject to the assumption that the applicable Tokens are now issued and outstanding.

Based on this assessment, the Company has determined that:

a.       The PIA complies with the first requirement since it contains both of the necessary terms, needed to determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required. In other words, the PIA provides for:

1.       One or more underlyings; and

2.       One or more notional amounts or payment provisions.

ASC 815-10-15-88 defines an underlying as follows:

“An underlying is a variable that, along with either a notional amount or a payment provision, determines the settlement amount of a derivative instrument.” With the PIAs, the holder has the option of converting their principal investment into equal cash (i.e. redeeming it) or converting into 125% of their invested value of tokens. Therefore, even in a situation in which the tokens are issued and trading on a market, the price fluctuation of the tokens does not change the amount of tokens a PIA holder would get upon exercising their conversion privilege. Therefore, we do not have an underlying because the conversion price is fixed. For example, $1 invested in a PIA is convertible into 1.25 tokens, regardless of whether the tokens are trading at $50, $100, or $0.01. Accordingly, since this test is failed, we already know we do not have a derivative per ASC 815-10, however, for sake of completeness we will continue to address the other two tests.

b.       The PIA does not require any initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The Company has determined that the second requirement is also satisfied because there is no separate/incremental price which the PIA owner must pay in order to be able to exercise its embedded option to convert the PIA into cash or Tokens. This part is relatively straightforward; however, we should note that based on the previous requirement (the underlying requirement), the Company believes that this embedded option is not a derivative.

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c.       With regard to the third requirement, the Company notes that when exercised, the conversion can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement;
2.	It can readily be settled by a means outside the contract;
3.	It provides for delivery of an asset that puts the recipient not substantially different from net settlement.

PricewaterhouseCoopers, in its guide to derivatives and hedging (entitled “Derivatives and hedging”), describes a net settlement as follows:

“[Net settlement] generally means that a contract can be settled at its maturity through an exchange of cash, instead of through physical delivery of the referenced asset.”

The Company does not believe that the PIA provides for net settlement. Under the PIA, if the PIA holder elects to convert its PIA into cash, and in such case, the Company is obligated to redeem the PIA holder’s original investment on a dollar-for-dollar basis. However, the PIA holder also has the right to convert its PIA into Tokens. If such a conversion is made, then upon receiving the Tokens the PIA holder will not have the ability to call on the Company to convert the Tokens for a fixed price. This is an important distinction – from a traditional stock option, (and in that situation, the holder of an option which appreciates in value can demand a settlement where the option issuer must pay the holder the then market value of the optioned stock in cash, thereby realizing the holder’s gain through net settlement. The PIA holder can only convert its PIA into Tokens, and then if the holder desires to convert them for cash, it can sell them in the secondary market to a third party, but this does not meet the definition of net settlement.

The terms of the conversion also do not allow for ready settlement by means outside the contract. PwC writes in its guidance:

“Net settlement can also occur when one of the parties to a contract is required to deliver an asset associated with the underlying, but there is an established market mechanism that facilitates net settlement outside the contract. That is, there is a market for the contract itself. For example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract is a market mechanism.”

In ASC 815-10-15-111, the FASB writes:

“The term market mechanism is to be interpreted broadly and includes any institutional arrangement or other agreement having the requisite characteristics. Regardless of its form, an established market mechanism must have all of the following primary characteristics: a. It is a means to settle a contract that enables one party to readily liquidate its net position under the contract. A market mechanism is a means to realize the net gain or loss under a particular contract through a net payment. Net settlement may occur in cash or any other asset. A method of settling a contract that results only in a gross exchange or delivery of an asset for cash (or other payment in kind) does not satisfy the requirement that the mechanism facilitate net settlement.” [emphasis added]

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Here we can see, once again, that the market mechanism for settlement disqualifies the conversion option from being a derivative. This is for two reasons. The first is that the bolded section above specifies that in the case where the settlement can only be done by delivering an asset to the conversion option holder, this does not satisfy the market mechanism requirement. In the case of the PIA conversion option, the conversion option can only be settled by the Company either delivering to the PIA holder either (a) the applicable Tokens or (b) the cash amount of the capital previously invested by the PIA holder. Accordingly, these settlement mechanisms fall under the context of the bolded section above, and do not satisfy the requirement that the mechanism facilitates a net settlement.

The second reason the market mechanism requirement is not met, is that the PIA conversion option holder cannot realize a gain/loss on the conversion option through a market mechanism. As stated previously, even if the Tokens appreciate in price in the secondary market, the PIA holder still has a fixed conversion consideration equal to 1.25 tokens received for every $1 invested in the PIAs. Accordingly, there is no mechanism for the conversion option holder to realize his/her gain at settlement, even if the Tokens appreciate in market value – since at settlement with the Company, the PIA holder still receives the exact number of tokens per the 1.25/1 formula and the Company is not obligated in any way to settle via another asset.

The third test for net settlement follows: There needs to be “delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

Because the PIA may only be converted into Tokens, based on a fixed ratio of Tokens to the cash capital invested by the PIA holder, if this option is elected, it could create a situation in which the PIA option holder is in a position substantially different than if this was a net settlement, and therefore the Company does not believe the PIA conversion settlements qualify as providing for a net settlement. This is perhaps illustrated best by example. Imagine if, in the secondary market, a Token is trading at $100. If a PIA investor invested $1,000 in the PIA, then the holder would be able to convert its PIA into 1,250 Tokens, which, at the market rate would be worth $125,000. If the Company were obligated to liquidate the option at a price of $125,000, we would agree that the delivery puts the holder in a position not substantially different from net settlement. However, under the PIA, the Company only has the obligation to deliver 1,250 Tokens to the holder at settlement. The holder when it received the Tokens may be able to sell those Tokens in the secondary market to realize the holder’s gain, but the onus would be on the holder to do so, and market conditions – especially liquidity – may affect his/her ability to actually realize $125,000 upon sale. Hence, the Company concludes that the PIA option provides for delivery of an asset (i.e., the Tokens) that would put the recipient in a position substantially different form net settlement (since at settlement the recipient only has Tokens, but no cash), and, accordingly, this prong of the net settlement test is also failed.

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Articles XV Financial Statements

Statements of Cash Flow, page F-1

7.	We note your response to comment 8, and your disclosure on page F-1F, that for the year ended December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to Company accrued expenses in the amount of $222,168 and that the remaining balance owed to the Company of $7,752 was included in the net write-off of the residual intercompany balances at December 31, 2019. Your response states that these figures are demonstrated in the reconciliation charts provided in your response dated August 24, 2020, however we were unable to calculate these amounts given the information presented. Please explain and provide us with a reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied and showing us how the $7,752 was calculated. If necessary, please revise your disclosure of non-cash activities on page F-1F to be consistent with the reconciliation provided in your response.

The Company updated the non-cash investing and financing narrative on page F-1F with the following:

“As of December 31, 2018, the Company was owed $153,206 from CM Solutions, LLC and owed $96,508 to CoolMellon, LLC.  During 2019, an additional $44,242 was paid by these related parties for Ceres Coin, LLC expenses.  These amounts were charged to the intercompany accrual, bringing the remaining net balance owed from related parties to $12,456.  This amount was subsequently written off and charged to operations at December 31, 2019.”

Notes to Financial Statements

3. Related Parties, page F-1

8.	We note your response to comment 9 that per revised footnote #3 as of December 31, 2018 the Company owed CoolMellon $96,508 and was owed $153,206 from CM Solutions LLC. However, in footnote #3 on page F-1J, your disclosure states that as of December 31, 2018, the Company owed CoolMellon LLC $173,223 and was owed $229,920 by CM Solutions LLC. Please explain and if appropriate, revise footnote#3 to be consistent with your response to comment 9.

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The Company has amended Footnote 3, which the language identified in this comment to be the result of an EDGARization error.

Thank you again for the opportunity to respond to your questions to the Offering Statement of CERES Coin LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Charlie Uchill

Board Member and COO

CERES Coin LLC

c/o CM Solutions LLC

39W462 Baert Lane

St. Charlies, IL 60175

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